

Mail Stop 4631

March 1, 2017

Via E-mail
Mr. Robert T. O'Shaughnessy
Chief Financial Officer
Pultegroup, Inc.
3350 Peachtree Road NE, Suite 150
Atlanta, GA 30326

> **Re: Pultegroup, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 1, 2017**
> **File No. 1-9804**

Dear Mr. O'Shaughnessy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Item 8 – Financial Statements and Supplementary Data

Note 12 – Commitments and Contingencies, page 72

1.   We note your response to comment 1 of our letter dated February 17, 2017. We believe the revised tabular roll-forward you intend to provide in future filings will enhance your disclosures related to self-insurance reserves; however, please also revise your narrative disclosures under critical accounting policies to address the assumptions related to and the reasons for material changes in reserves provided during each period presented.

Mr. Robert T. O'Shaughnessy
Pultegroup, Inc.
March 1, 2017
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Anne McConnell at (202) 551-3709 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction